Exhibit (b)(5)

                              THE JAPAN FUND, INC.

     On October 16, 1997, the Board of The Japan Fund, Inc. adopted the following amendment to the By-Laws of the corporation as follows:


                  RESOLVED, that the first sentence of Article III, Sections 1 and 2 of the Fund's By-Laws shall be amended to read as follows (additions are underlined, and deletions are struckout):

                  SECTION 1, Executive Committee. The Board of Directors may in each year, by the affirmative vote of a majority of the entire Board, elect from the directors an Executive Committee to consist of such number of directors (not less than three one) as the Board may from time to time determine.

                  SECTION 2, Other Committees. The Board of Directors, by the affirmative vote of a majority of the entire Board, may appoint other committees which shall in each case consist of such number of members (not less than three one) who need not be members of the Board of Directors and shall have and may exercise such powers as the Board may determine in the resolution appointing them.